                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                            SPORT SUPPLY GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   848915104
                                 (CUSIP Number)

      Kenneth S. Grossman                             Kenneth Liang
       18 Norfolk Road                     Managing Director & General Counsel
   Great Neck, New York 11021                 Oaktree Capital Management, LLC
        (516) 482-8836                     333 South Grand Avenue, 28th Floor
                                              Los Angeles, California 90071
                                                     (213) 830-6300


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 2, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848915104
          ---------


                                  SCHEDULE 13D

===============================================================================

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Kenneth S. Grossman

-------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[X]
                                                                        (b)[ ]
-------------------------------------------------------------------------------


      3        SEC USE ONLY

-------------------------------------------------------------------------------

      4        SOURCE OF FUNDS

               PF
-------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

-------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

-------------------------------------------------------------------------------

     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY              None
     OWNED BY
       EACH
     REPORTING      -----------------------------------------------------------
    PERSON WITH
                       8     SHARED VOTING POWER

                             None
                    -----------------------------------------------------------

                       9     SOLE DISPOSITIVE POWER

                             None
                    -----------------------------------------------------------

                       10    SHARED DISPOSITIVE POWER

                             None
-------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               403,100

-------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES                                      [ ]

-------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.6%

-------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON

               IN
-------------------------------------------------------------------------------





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CUSIP No. 848915104
          ---------


                                  SCHEDULE 13D

===============================================================================

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Management, LLC

-------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[X]
                                                                        (b)[ ]
-------------------------------------------------------------------------------


      3        SEC USE ONLY

-------------------------------------------------------------------------------

      4        SOURCE OF FUNDS

               OO
-------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

-------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California

-------------------------------------------------------------------------------

     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY              403,100
     OWNED BY
       EACH
     REPORTING      -----------------------------------------------------------
    PERSON WITH
                       8     SHARED VOTING POWER

                             None
                    -----------------------------------------------------------

                       9     SOLE DISPOSITIVE POWER

                             403,100
                    -----------------------------------------------------------

                       10    SHARED DISPOSITIVE POWER

                             None
-------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               403,100
-------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES                                      [ ]

-------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.6%

-------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON

               IA;OO
-------------------------------------------------------------------------------


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CUSIP No. 848915104
          ---------


                                  SCHEDULE 13D

===============================================================================

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Principal Opportunities Fund, L.P.

-------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[X]
                                                                        (b)[ ]

-------------------------------------------------------------------------------

      3        SEC USE ONLY

-------------------------------------------------------------------------------

      4        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

-------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

-------------------------------------------------------------------------------

     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY              None
     OWNED BY
       EACH
     REPORTING      -----------------------------------------------------------
    PERSON WITH
                       8     SHARED VOTING POWER

                             None
                    -----------------------------------------------------------

                       9     SOLE DISPOSITIVE POWER

                             None
                    -----------------------------------------------------------

                       10    SHARED DISPOSITIVE POWER

                             None
-------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               403,100

-------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES                                      [ ]

-------------------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.6%

-------------------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON

               PN
-------------------------------------------------------------------------------

CUSIP No. 848915104
          ---------

This Amendment No. 2 (this "Statement") amends and restates in its entirety the statement on Schedule 13D of Kenneth S. Grossman, Oaktree Capital Management, LLC and OCM Principal Opportunities Fund, L.P. filed with the Securities and Exchange Commission on February 10, 1999, as amended by Amendment No. 1 filed on August 3, 1999.

ITEM 1. SECURITY AND ISSUER

This Statement relates to common stock, par value $0.01 per share (the "Common Stock") of Sport Supply Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1901 Diplomat Drive, Farmer's Branch, Texas 75234.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) & (f)

This Statement is filed on behalf of:
     (i)   Kenneth S. Grossman ("Grossman");
     (ii) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"); and
     (iii) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership of which Oaktree is the general partner (the "Oaktree Fund").

Grossman and the Oaktree Fund are referred to in this Statement together as the "Investors."

(i)  Grossman

The address of the principal business and principal office for Grossman is 280 Park Avenue, Suite 39 West, New York, New York 10017. The principal business of Grossman is asset management, investment advisory services, and investing in distressed and undervalued public and private securities for his own and affiliated accounts. Grossman is a citizen of the United States of America.

(ii) Oaktree

The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

Executive Officers and Members

Howard S. Marks            Chairman and Principal
Bruce A. Karsh             President and Principal
Sheldon M. Stone           Principal
David Richard Masson       Principal
Larry Keele                Principal
Russel S. Bernard          Principal
Stephen A. Kaplan          Principal
David Kirchheimer          Managing Director and Chief Financial
                             and Administrative Officer
Kenneth Liang              Managing Director and General Counsel

CUSIP No. 848915104
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(iii) The Oaktree Fund

The address of the principal business and principal office for the Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of the Oaktree Fund is to invest in entities over which there is a potential for the Oaktree Fund to exercise significant influence. The Oaktree Fund is an investment partnership, and Oaktree is its sole general partner. (See information in section (ii) above regarding Oaktree and its members and executive officers.) The names and addresses of the portfolio managers of the Oaktree Fund are listed below. All individuals listed below are citizens of the United States of America.

Bruce A. Karsh
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071

Stephen A. Kaplan
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071

(d) & (e)

During the last five years, none of Grossman, Oaktree or the Oaktree Fund, nor to the best of their knowledge any of their respective executive officers, directors, general partners, members or portfolio managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Oaktree Fund owns 403,100 shares of Common Stock, having paid an aggregate of $3,710,326.89 for such Common Stock. The purchases were made on the open market over a period from February 2, 1998 to June 30, 1998 at per share prices ranging between $7.62 and $10.00 and in blocks ranging between 300 shares and 60,000 shares. All purchases were made from working capital of the Oaktree Fund.

Grossman, including family members and affiliated entities, nominally owns 0 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

The Investors acquired the Common Stock which they own for investment purposes. Oaktree has previously entered into (i) an Option Agreement, Exhibit 1.4 hereto and incorporated herein by reference (the "Option Agreement"), with Thomas Hackett, Official Liquidator of Fidenas International Bank Limited, Petra Stelling and Barclays Bank Plc (collectively, the "Creditors"), which if consummated would have resulted in Oaktree acquiring certain rights held by the Creditors against Geoffrey P. Jurick ("Jurick"), the majority shareholder of Emerson Radio Corp. ("Emerson"), and certain of Jurick's affiliates, pursuant to a Stipulation of Settlement and Order issued by the United States District Court for the District of New Jersey (the "Court") and (ii) a Letter of Intent,
Exhibit 1.5 hereto and incorporated herein by reference (the "Letter of Intent"), with Emerson and Jurick, which if consummated would have resulted in Oaktree acquiring the 2,269,500 shares of Common Stock and the 1,000,000 $7.50 warrants to purchase Common Stock owned by Emerson and the 300,000 $7.50 options to purchase Common

CUSIP No. 848915104
          ---------


Stock owned by Jurick. Consummation of the transactions described in the Option Agreement and the Letter of Intent were subject to a number of conditions described therein.

Oaktree and the Investors have decided, after conducting due diligence and evaluating the Issuer's business and prospects, not to exercise the option granted to them in the Option Agreement and not to complete the transaction outlined in the Letter of Intent.

In determining whether to acquire additional shares of the Issuer's Common Stock or to dispose of some or all of such shares owned by the Investors, Oaktree, as the general partner of the Oaktree Fund, will evaluate the Issuer's business and prospects, alternative investment opportunities and other factors. The investment strategy of the Oaktree Fund is generally to invest in undervalued entities in which there is a potential to exercise significant influence over such entities. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of Common Stock owned by the Oaktree Fund may be sold. Oaktree's decisions and strategy will be subject to certain restrictions contained in a Confidentiality Agreement, dated August 11, 1999, Exhibit 1.6 hereto and incorporated by reference, between the Oaktree Fund and the Issuer. Other than as disclosed herein, Oaktree currently has no agreements which would be related to or would result in any of the matters described in Items 4(a) - (j) of
Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, to shareholders of the Issuer (independently or at a regularly scheduled or special meeting of the shareholders of the Issuer) or to other third parties regarding such matters.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

  (a) Each of the Investors and Oaktree, as general partner of the Oaktree Fund, may be deemed to beneficially own 403,100 shares of Common Stock or 5.6% of the Common Stock outstanding (based on 7,252,606 shares of Common Stock outstanding on August 10, 1999, as reported on the Issuer's Quarterly Report on Form 10-Q/A for the quarterly period ending July 2, 1999). To the best of the Investors' and Oaktree's knowledge, none of the other people named in response to Item 2 own any securities of the Issuer.

  (b) Oaktree, as the general partner of the Oaktree Fund, has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Fund. Pursuant to a letter agreement among the Investors, dated as of January 7, 1998, Oaktree, as general partner of the Oaktree Fund, and the Oaktree Fund have discretionary authority and control over the investments of the Investors including the securities owned by Grossman, including discretionary authority to vote and dispose of the Issuer's Common Stock held by Grossman. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

  (c) None of Grossman, Oaktree nor the Oaktree Fund, and to the best of their knowledge, none of the other people named in response to Item 2 has effected transactions involving the Issuer's Common Stock during the last 60 days.

  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Common Stock beneficially owned by Oaktree and the Oaktree Fund, except to the extent that the investment advisory clients of Oaktree and the partners of the Oaktree Fund may have such right subject to the notice, withdrawal and/or termination provisions of advisory and partnership arrangements. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

CUSIP No. 848915104
          ---------

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Oaktree, as general partner of the Oaktree Fund, receives a management fee for managing the assets of the Oaktree Fund and has a carried interest in the Oaktree Fund. Also incorporated by reference are the documents printed at Exhibits 1.2 through 1.5 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Statement:

   Exhibit 1.1 A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (Incorporated by reference to Exhibit 1.1 to the Schedule 13D filed on February 10, 1999.)

   Exhibit 1.2 Letter Agreement, dated as of January 7, 1998, between the Investors. (Portions of this document have been omitted pursuant to a request for confidential treatment.) (Incorporated by reference to Exhibit 1.2 to the Schedule 13D filed on February 10, 1999.)

   Exhibit 1.3 Proposal, dated as of December 15, 1998, submitted by the Investors to the Creditors. (Incorporated by reference to Exhibit 1.3 to the Schedule 13D filed on February 10, 1999.)

   Exhibit 1.4 Option Agreement, dated as of July 30, 1999, among Oaktree and the Creditors. (Incorporated by reference to Exhibit 1.4 to Amendment No. 1, filed on August 3, 1999, to the Schedule 13D filed on February 10, 1999.)

   Exhibit 1.5 Letter of Intent, dated as of August 3, 1999, among Oaktree, Emerson and Jurick. (Incorporated by reference to Exhibit 1.5 to Amendment No. 1, filed on August 3, 1999, to the Schedule 13D filed on February 10, 1999.)

   Exhibit 1.6 Confidentiality Agreement, dated as of August 11, 1999, between the Oaktree Fund and the Issuer.
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CUSIP No. 848915104
          ---------


                                   SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of December 2, 1999.

KENNETH S. GROSSMAN

/s/      Kenneth S. Grossman
-------------------------------
By:      Kenneth S. Grossman


OAKTREE CAPITAL MANAGEMENT, LLC

/s/      Kenneth Liang
-------------------------------

By:      Kenneth Liang
Title:   Managing Director and General Counsel


OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:      Oaktree Capital Management, LLC
Its:     General Partner

/s/      Kenneth Liang
-------------------------------
By:      Kenneth Liang
Title:   Managing Director and General Counsel

CUSIP No. 848915104
          ---------


                                 EXHIBIT INDEX

      Exhibit Number                                 Description
      --------------                                 ------------
            1.1              A written agreement relating to the filing of the
                             joint filing statement as required by Rule
                             13d-1(k)(1) under the Securities Exchange Act of
                             1934, as amended. (Incorporated by reference to
                             Exhibit 1.1 to the Schedule 13D filed
                             on February 10, 1999.)

            1.2 Letter Agreement, dated as of January 7, 1998, between the Investors. (Portions of this document have been omitted pursuant to a request for confidential treatment.) (Incorporated by reference to Exhibit 1.2 to the Schedule 13D filed on February 10, 1999.)

            1.3 Proposal, dated as of December 15, 1998, submitted by the Investors to the Creditors. (Incorporated by reference to Exhibit 1.3 to the Schedule 13D filed on February 10, 1999.)

            1.4              Option Agreement, dated as of July 30, 1999, among
                             Oaktree and the Creditors. (Incorporated by reference to Exhibit 1.4 to Amendment No. 1 to
                             Schedule 13D filed on August 3, 1999.)

            1.5 Letter of Intent, dated as of August 3, 1999, among Oaktree, Emerson and Jurick. (Incorporated by reference to Exhibit 1.5 to Amendment No. 1 to
                             Schedule 13D filed on August 3, 1999.)

            1.6              Confidentiality Agreement, dated as of August
                             11, 1999, between the Oaktree Fund and the Issuer.